NEWS RELEASE 10-28	AUGUST 25, 2010

EMERGING COPPER-GOLD PORPHYRY RETURNS 646.50 METRES
OF CONTINUOUS COPPER-GOLD MINERALIZATION

Fronteer Gold (FRG: TSX/NYSE-Amex) announces that a new drill hole has returned the longest interval of continuous copper-gold mineralization ever intersected at the early-stage Halilaga porphyry project in northwestern Turkey.

Assay highlights from HD-54, drilled within Halilaga’s Central Zone, are as follows:

  0.26 g/t gold and 0.33% copper over 646.50 metres starting from surface and including:

    0.65 g/t gold and 0.89% copper over 106.80 metres, including 0.63 g/t gold and 1.50% copper over 33.0 metres; and,

    a deeper zone averaging 0.23 g/t gold and 0.24% copper over 143.70 metres.

Based on the success of this significant hole, the drill plan has been modified and an additional rig has been added to the program, for a total of four rigs.

“Halilaga’s Central Zone and the surrounding prospective district have seen relatively minimal exploration. This drill hole demonstrates the continuation of the deposit to the north, well beyond what was previously thought to be the edge of the system,” says Fronteer Gold President and CEO Mark O’Dea. “Halilaga provides Fronteer Gold with excellent upside exposure to an exciting new deposit. Porphyry copper-gold deposits are an increasingly important part of global gold production because of their size, long mine life and strong cash-flow potential.”

The Halilaga project is accessible by road; situated in favourable terrain; and surrounded by excellent infrastructure.

HD-54 cored mineralized porphyry for its entire length, including two zones of moderate- to higher grade copper-gold mineralization. The hole cored the main zone of copper-gold porphyry mineralization and supergene enrichment before passing through a prominent east-west near-vertical fault and then intersecting a postulated down-dropped block of porphyry mineralization under younger volcanic cover on the northern portion of the property.

Teck Resources Limited’s Turkish subsidiary, (“TMST”) is Fronteer Gold’s 60% joint venture partner and project operator. There are currently three core rigs and one RC rig operating as part of a $2.7 million drill program, funded 60%/40% by TMST and Fronteer Gold. The program includes 10,000 metres of core drilling, with 8,500 metres of drilling planned for the Central Zone, and the remainder planned for regional porphyry targets through the property. This program is currently one-third complete.

Fronteer Gold anticipates completing the first resource estimate for the project by Q1-2011, dependent on sufficient drilling being completed.

Drill highlights

Hole ID	From (metres)	To (metres)	Intercept (metres)	Au (g/t)	Cu (%)
HD-54	0.00	646.50	646.50	0.26	0.33
including	0.00	392.80	392.80	0.32	0.41
including	4.50	111.30	106.80	0.65	0.89
including	17.00	50.00	33.00	0.63	1.50
and including	502.80	646.50	143.70	0.21	0.23

All true widths are 80-90% of reported widths unless otherwise stated.
All intervals of no sampling have been assigned zero grade for the purposes of compositing

For a cross-section highlighting HD-54, please click
http://www.fronteergold.com/sites/files/fronteer_admin/HalilagaCrossSection1028.pdf

Drill samples and analytical data for Halilaga are collected under the supervision of TMST, Fronteer Gold’s joint venture partner and project operator, using industry standard QA-QC protocols. Ian Cunningham-Dunlop, P. Eng, Vice President Exploration for Fronteer Gold, who is the QP responsible for compiling the data contained in this release, has not verified all the data; however, the grades and widths reported here agree well with the company’s past results on the project and correspondence with TMST has given him no reason to doubt their authenticity. For further details on Halilaga, please view the NI 43-101 technical report entitled “NI 43-101 Technical Report on the Halilaga Exploration Property, Canakkale, Western Turkey”, dated March 30, 2009, prepared by Peter Grieve, of Geology and Resource Solutions Limited, on SEDAR at http://www.sedar.com.

ABOUT FRONTEER GOLD

We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer Gold visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
John Dorward, VP, Business Development
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.